

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

July 9, 2010

John L. Sullivan III
Vice President and Chief Financial Officer
The Eastern Company
112 Bridge Street
Naugatuck, CT 06770

  Re: The Eastern Company
     Form 10-K for the year ended January 2, 2010
     Filed March 11, 2010
     File No. 0-599

Dear Mr. Sullivan:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED JANUARY 2, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 17

2. You indicate on page 24 that you expect to begin a major equipment upgrade in the Metal Products group during 2010 and that you expect to spend $4-5 million for new capital expenditures. It is unclear from your disclosures if you recognized any impairment charges in connection with the old equipment expected to be upgraded

during 2010. If you recognized impairment charges, please quantify the amount of the charges, tell us when they were recognized, how they are reflected in your financial statements and how you determined the amount of the impairment. If you did not recognize any impairment charges, please tell us how you considered ASC 360-10-35 in arriving at this conclusion.

Results of Operations, page 18

3. We note that your letter to shareholders (Exhibit 99 to your Form 10-K) provides some additional details about segment performance that does not appear in your MD&A. For example, your letter to shareholders identifies a number of factors that contributed to lower sales for the Security Products Group, including reduced travel, stricter baggage-checking policies, and weakness in the recreational vehicle markets. We agree that it is important to highlight these items in your letter to shareholders but believe that investors would also be helped if these types of factors were fully explained in MD&A as well. Please revise your MD&A to ensure that you have addressed all of the material factors that affected your results of operations, liquidity and financial condition for the periods presented.

Other Items, page 20

4. Please revise your MD&A to quantify and provide a more robust explanation of the specific tax items that affected changes in your effective tax rate. For example, you indicate that the increase in your effective tax rate in 2009 was the result of a discrete tax item and a change in the mix of U.S. and foreign income as well as a change in the mix of U.S. earnings in states with lower income tax rates. Please revise to quantify and explain the discrete tax item you refer to in your disclosures and please also quantify changes in the sources of income that affected your effective rate.

Consolidated Financial Statements

Note 2 – Accounting Policies, page 34

5. Please revise your accounting policy footnote on page 37 to indicate if you include an allocation of your depreciation and amortization to cost of products sold. If you do not include depreciation or amortization in your cost of products sold, please revise your description of cost of products sold on the face of your consolidated statements of income and elsewhere throughout the filing to read somewhat as follows: "Cost of products sold (exclusive of depreciation and amortization shown separately below)." Please also remove any references in the filing to gross profit or gross profit margin, if you do not include a portion of your depreciation and amortization in cost of products sold. See SAB Topic 11:B.

Note 10 – Retirement Benefits Plans, page 45

6. Please revise your disclosures to more clearly explain how you have determined the fair value of your pension plan investments as of each reporting date. In particular, your disclosures should provide information about the valuation techniques and inputs used to measure fair value and a discussion of changes in valuation techniques and inputs, if any, during the period. Please also revise to provide more disaggregated information about the types of investments included in "common/collective trust funds". Please refer to ASC 715-20-50-1(d)(5).

Controls and Procedures, page 56

7. You indicated on page 56 that your CEO and CFO concluded that your disclosure controls and procedures were effective "in timely alerting them to material information relating to the Company and its subsidiaries required to be included in the Company's periodic SEC filings." Please revise your disclosure in future filings to provide the complete definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Haynes, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief